Waiver of Monthly Deduction Rider for Total Disability

Based on the application for this rider and the payment of its monthly deduction, this rider is made a part of the policy. This rider is subject to all policy terms and provisions unless this rider changes them. This rider does not increase your policy values.

Rider Benefit

We will waive the monthly deduction for the policy if the insured becomes totally disabled and total disability has continued for a period of 180 consecutive days. However, the 180 consecutive days may be interrupted by a period of up to 20 accumulated days during which the insured is not totally disabled.

If total disability begins before the insured's age 60 anniversary, we will waive the monthly deduction for the policy while total disability continues until the insured's age 100 anniversary.

If total disability begins on or after the insured's age 60 anniversary, we will waive the monthly deduction for the policy while total disability continues until the greater of:

1.  the insured's age 65 anniversary; or
2.  2 years (24 months) following the date total disability began.

The waiver of monthly deductions will also apply to this rider and all other riders attached to the policy unless stated otherwise under Policy Data.

Until your claim is approved by us, you must pay the premiums needed so that your policy does not lapse as provided in the grace period provision of the policy. We will also take monthly deductions as usual.

If we approve your claim, premiums you paid during total disability that were required to prevent policy lapse will be refunded to you, if you so request.

If we approve your claim, any monthly deductions taken during total disability will be restored to the policy value. The policy value will then be equal to the policy value as if the monthly deductions were never taken.

For any month that the monthly deduction is waived, the minimum initial premium and the no lapse guarantee premiums, as described in the Premiums section of the policy, for that month will be zero.

Definition of Total Disability

Total disability means the complete inability of the insured, due to bodily injury or disease, to perform all of the material and substantial duties of his or her regular occupation at the time of disability. Total disability must begin while the rider is in force. After 2 years of such continuous disability, totally disability will mean the insured's complete inability to engage in any gainful occupation for which he or she is reasonably fitted by education, training, or experience.

Certain Losses Considered Total Disability

We will also consider the insured totally disabled, even if the insured engages in an occupation, for the total and irrecoverable loss of:

1. the sight of both eyes; or
2. the use of both hands; or
3. the use of both feet; or
4. the use of one hand and one foot.

Such loss must occur or first appear after the effective date of this rider and while this rider is in force.

Coverage Under The Policy During Disability

During a period of total disability, you may not:

1. increase the specified amount of the policy; or
2. change from death benefit Option 1 to death benefit Option 2; or
3. increase any benefits under the policy or any riders attached to it.


134067                                                                    (5/04)

Proof of Total Disability

We must receive proof of total disability in our home office within one year after the monthly date of the monthly deduction that you ask us to waive. If you don't give us proof within this time, your claim will not be affected if proof was given:

1. as soon as reasonably possible; and
2. within one year after the insured's death or recovery from total disability;

otherwise, we will not waive any monthly deduction made more than one year before proof was furnished.

How Often Proof of Disability is Required

We may require proof, at reasonable intervals, that total disability is continuing. If we require a medical examination as such proof, we will pay for the cost of the examination. After total disability has continued for two years, we will not require proof more than once a year. If such proof is not given when required, no further waiver of monthly deductions will be made.

Rider Exclusions

We will not waive any monthly deductions if total disability results from:

1. intentionally self-inflicted injuries; or
2. war, declared or not, an act of war, or any type of military conflict.

If total disability begins within the grace period for the policy, the monthly deduction due at the time the policy entered the grace period will not be waived.

Waiver of Monthly Deduction for Involuntary Unemployment

After this rider has been in force during the insured's lifetime for 12 months from its effective date, and after the insured has collected unemployment benefits for 90 consecutive days, monthly deductions due during the 12 months following the start of unemployment benefits will be waived. Monthly deductions taken in the first 90 days that the insured collected unemployment benefits will be restored to the policy value. The waiver of monthly deduction for involuntary unemployment is available one time during the insured's lifetime.

To be eligible for the waiver of monthly deduction for involuntary unemployment, the insured must not be currently receiving the benefits of this rider for waiver of monthly deduction for total disability. The insured must submit to us proof of involuntary unemployment in the form of a determination letter from the appropriate jurisdiction's Department of Labor indicating that the insured has qualified for unemployment benefits and has been receiving unemployment benefits for 90 consecutive days.

Any claim for total disability benefits that becomes effective while deductions are being waived for involuntary unemployment will terminate the waiver of monthly deduction for involuntary unemployment.

Monthly Deduction for the Cost of this Rider

While this rider is in force, a monthly deduction for the cost of this rider is taken from the policy value. The monthly deduction amount for this rider can be determined from the Rider Cost of Insurance Table shown below.

Rider Incontestability

After this rider has been in force during the insured's lifetime for two years from its effective date, we cannot contest this rider. The two year period will not include time during which the insured is totally disabled.

134067                                                                    (5/04)

Rider Termination

This rider will terminate on the earliest of the following:

1. the monthly date on or next following receipt of your written request for coverage to end; or

2. the insured's age 65 anniversary; or

3. the date the policy terminates.

Termination of this rider will not affect a valid claim for benefits for total disability that starts before the termination.

Rider Effective Date

This rider is issued as of the policy date of the policy unless a different date is shown under Policy Data.

IDS Life Insurance Company


/s/ Timothy S. Meehan
-----------------------
    Timothy S. Meehan
    Secretary


134067                                                                    (5/04)

                          Rider Cost of Insurance Table

The monthly deduction for the cost of this rider is equal to the sum of A + B described below.

A is the result of 1 x (2 - 3), where:
                   -----------
                      1000

(1) is the WMD Rate from the table below, based on the then attained age of the insured;

(2) is the base policy's death benefit, divided by the guaranteed interest rate factor shown under Policy Data;

(3)  is the base policy's value at the beginning of the policy month.

B is the monthly cost of this rider for any additional riders attached to the policy.

              WMD Rate*              WMD Rate*                        WMD Rate*              WMD Rate*
                Male                  Female                             Male                 Female

  Attained    Standard              Standard               Attained   Standard               Standard
   Age of       Non-     Standard     Non-     Standard    Age of       Non-     Standard      Non-     Standard
  Insured      smoker     Smoker     smoker      Smoker     Insured    smoker     Smoker      smoker     Smoker
     20         0.00769    0.01360    0.00692     0.01115     45        0.02800    0.06094     0.04005    0.07871
     21         0.00770    0.01363    0.00693     0.01117     46        0.03074    0.06662     0.04350    0.08584
     22         0.00771    0.01365    0.00694     0.01119     47        0.03414    0.07329     0.04752    0.09425
     23         0.00772    0.01367    0.00695     0.01121     48        0.03791    0.08042     0.05181    0.10286
     24         0.00773    0.01369    0.00696     0.01123     49        0.04214    0.08843     0.05619    0.11203

     25         0.00776    0.01374    0.00698     0.01127     50        0.04847    0.10037     0.06285    0.12529
     26         0.00800    0.01439    0.00730     0.01190     51        0.05551    0.11379     0.06992    0.14057
     27         0.00830    0.01514    0.00771     0.01279     52        0.06370    0.12931     0.07822    0.15696
     28         0.00862    0.01599    0.00822     0.01386     53        0.07319    0.14695     0.08761    0.17599
     29         0.00899    0.01698    0.00883     0.01512     54        0.08431    0.16754     0.09787    0.19752

     30         0.00950    0.01830    0.00977     0.01696     55        0.09699    0.19103     0.10991    0.22137
     31         0.01000    0.01959    0.01062     0.01876     56        0.11462    0.22380     0.12326    0.24771
     32         0.01061    0.02105    0.01160     0.02080     57        0.13497    0.26153     0.13807    0.27627
     33         0.01128    0.02267    0.01269     0.02308     58        0.15669    0.30005     0.15163    0.30228
     34         0.01196    0.02441    0.01384     0.02560     59        0.18026    0.34212     0.16559    0.32926

     35         0.01341    0.02753    0.01580     0.02944     60        0.07236    0.15225     0.05683    0.11918
     36         0.01428    0.02974    0.01755     0.03328     61        0.07163    0.15021     0.05625    0.11836
     37         0.01525    0.03211    0.01953     0.03738     62        0.06293    0.12982     0.04787    0.10008
     38         0.01629    0.03476    0.02166     0.04165     63        0.07268    0.14765     0.05234    0.11152
     39         0.01743    0.03757    0.02391     0.04619     64        0.08434    0.16833     0.05797    0.12417

     40         0.01899    0.04127    0.02660     0.05221
     41         0.02038    0.04444    0.02905     0.05717
     42         0.02173    0.04777    0.03135     0.06201
     43         0.02327    0.05097    0.03379     0.06667
     44         0.02499    0.05477    0.03626     0.07156

*For insureds with a preferred risk classification, the above standard non-smoker rates will apply. If other than a preferred or standard risk classification applies to this rider, the WMD rate will be adjusted by multiplying the above monthly rates by the appropriate risk factor shown under Policy Data.

134067                                                                    (5/04)